                                UNITED STATES                    SEC File Number
                      SECURITIES AND EXCHANGE COMMISSION             0-18707
                            Washington, D.C. 20549

                                 FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One) X Form 10-K  __ Form 20-F __ Form 11-K  __ Form 10-Q  __ Form N-SAR

                 For Period Ended: December 31, 2000
                 [  ]     Transition Report on Form 10-K
                 [  ]     Transition Report on Form 20-F
                 [  ]     Transition Report on Form 11-K
                 [  ]     Transition Report on Form 10-Q
                 [  ]     Transition Report on Form N-SAR
                 For the Transition Period Ended:____________________________

 READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.  PLEASE PRINT OR TYPE

   Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.
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    If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
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PART I - REGISTRANT INFORMATION

TBM HOLDINGS INC.
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Full Name of Registrant

136 MAIN STREET
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Former Name if Applicable


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Address of Principal Executive Office (STREET AND NUMBER)

WESTPORT, CONNECTICUT   06880
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City, State and Zip Code


PART II - RULES 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box)

 _X_     (a)     The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

 _X_     (b)     The subject annual report, semi-annual report, transition
                 report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 _X_     (c)     The accountant's statement or other exhibit required by Rule
                 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-KSB could not be filed with the prescribed time period. (Attach Extra Sheets if Needed)

The Company was unable to provide in a timely manner information necessary for the Company's independent auditors to complete their audit of the Company's consolidated financial statements for the fiscal year ended December 30, 2000. This informaion was provided on March 30, 2001, shortly after 5:30 p.m. Eastern Stanard Time.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

            Patrick H. Peyton             (713)                434-3454
         --------------------------     -----------        ------------------
                  (Name)                (Area Code)        (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed? If answer is no identify report(s).
          x  Yes   __ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject
         report or portion thereof?    x Yes   __ No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company had an operating loss of $8,289,000 for the fiscal year ended December 30, 2000, as compared to an operating loss of $446,000 for the fifty-two weeks ended January 1, 2000. The Company's only operations during the fifty-two weeks ended January 1, 2000 constituted maintaining a business office and complying with its reporting obligations as a public company. The change in operation loss for the fiscal year ended December 30, 2000, reflects the acquitition by the Company of three manufacturing companies during the fiscal year ended December 30, 2000.

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                              TBM HOLDINGS INC.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date March 30, 2001                  By  /s/ Patrick Peyton
    ---------------------------        ----------------------------------------
                                          Patrick Peyton
                                          Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the persons signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION
  Intentional misstatements or omissions of fact constitute Federal Criminal
                       Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTION

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549 in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).

                             [LETTERHEAD OF KPMG]



TBM Holdings, Inc.
Westport, Connecticut



March 30, 2001


Ladies and Gentlemen:



Pursuant to Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934, we inform you that we have been furnished a copy of Form 12b-25 to be filed by TBM Holdings, Inc. on or about March 30, 2001, which contains notification of the registrant's inability to file its Form 10-KSB by March 30, 2001. We have read the Company's statements contained in Part III therein and we agree with the stated reason as to why we have been unable to complete our audit and report on the financial statements for the year ended December 30, 2000, to be included in Form 10-KSB.

Very truly yours,


KPMG LLP